June 21, 2007 Via Facsimile (202) 772-9205

ATTORNEYS AT LAW

ONE DETROIT CENTER

500 WOODWARD AVENUE, SUITE 2700

DETROIT, MI 48226-3489

313.234.7100 TEL

313.234.2800 FAX

www.foley.com

WRITER’S DIRECT LINE

313.234.7102

thartman@foley.com EMAIL

CLIENT/MATTER NUMBER

071569-0104

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-9303

Attention: Ms. Kathryn Jacobson

Re:	Oakmont Acquisition Corp.
Amendment No. 3 to Proxy Statement on Schedule 14A
File No. 0-51423

Dear Ms. Jacobson:

Attached for your review per your telephone call of Monday afternoon, June 18, 2007, with Brooke Credit’s management, please find the additional supplemental information you requested with respect to comment Nos. 22 and 23 contained in your comment letter dated June 12, 2007. The additional information has been added to our responses to those comments in our response letter dated June 18, 2007, with the additional information marked to ease your review.

Also attached for your review per the June 18, 2007 telephone call are proposed changed pages to be included in the next amendment to the proxy statement providing additional disclosure to the revenue recognition disclosure in the M, D & A and Brooke Credit financial statement footnotes.

Please call with any questions or comments that you may have, and we appreciate your expedited review of these sections of the proxy statement.

Very truly yours,

/s/ Thomas E. Hartman

Thomas E. Hartman

TEH:sdb

Attachments

cc:	Michael Azar
Anita Larson

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Attachment

22.	We note your response to prior comment 45. We understand that despite the fact that the prepayment rates over the last two years exceeded 15% (and edged up to 16.2% for the twelve months ending March 31, 2007 as disclosed on page FS-44), you still maintain that your original estimated prepayment rate of 8%-10% will be the average prepayment rate during the life of an originated loan portfolio. Please address the following comments.

•	Tell us and disclose the original terms of the loans.

Response: The terms of Brooke Credit’s loans typically range from 10 to 15 years. Approximately 60% of Brooke Credit’s loan portfolio as of March 31, 2007 had an original term of 15 years, and over 10% had an original term of 12 to 15 years. Loans generally have a prepayment premium during the first 3 to 5 years following origination. Virtually all of the loans originated by Brooke Credit have interest rates that adjust daily at a percentage spread of 3.5% to 4.5% over New York Prime.

•

Tell us your consideration of market participants’ estimates in determining the current fair value of residual interests, including prepayment and discount rates. Refer to paragraphs 69-70 of SFAS 140.

Response: Paragraph 68 of SFAS 140 provides that the best fair value of an asset is the quoted market price for the asset in the active market. Paragraph 69 provides that if quoted prices are not available, the estimate of fair value should be based on the best information available under the circumstances. Because there is no active market for Brooke Credit’s residual interest, Brooke Credit has estimated values based upon assumptions of discount rate, credit losses, and prepayments. Brooke Credit’s management monitors closely the adequacy of its assumptions and makes adjustments when appropriate.

At the time of loan sales, if Brooke Credit’s management believes that the assumptions historically used are no longer reasonable, then it will change the assumptions used in the gain on sale calculation for the then loan sale transaction. The foundation for determining prepayment and credit loss assumptions are based on years of historical trends within its portfolios which takes into account cycles of changes in economic, market conditions and interest rates conditions. Because loans originated and sold by Brooke Credit range from 10 to 15 years, various cycles or changes in the economic, market conditions and interest rates are likely. The foundation for determining discount rates is based on the current risk free rate, which is then adjusted for characteristics related to the loans originated and sold by Brooke Credit.

If actual prepayments and credit losses are higher than assumptions and estimates used in initially determining the fair market value of existing residual assets, then the assets are adjusted at each impairment loss testing period. If Brooke Credit believes a change in the discount rate is warranted on existing residual assets, then a reduction in the residual assets results and is taken against accumulated other comprehensive income.

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Because Brooke Credit’s securitizations represent a new asset class and there are no known public comparables, Brooke Credit is unable to incorporate or use assumptions market participants would use in estimating future values, revenues and expenses, including assumptions about interest rates, defaults, prepayments and volatility. Brooke Credit’s management believes the best information available under the circumstances is historical prepayments, general economic conditions, historical losses, terms of our loans, and level of competition.

Prepayment speeds. In determining the initial prepayment assumption (and in monitoring this assumption on an ongoing basis), Brooke Credit considered many factors including its historical prepayment rates, general economic conditions, terms of its loan documents, competition to its loan programs, prepayment assumptions used by other lenders and the input of professionals advisors retained by Brooke Credit. Based upon the factors considered, Brooke Credit’s management arrived at an assumed average annual prepayment rate of 8% to 10% over the life of the portfolio.

Historical prepayment rates. As provided in our response to comment #45 to your letter dated May 18, 2007, Brooke Credit’s average annual prepayment rate over the last five years was 9.04%.

General economic conditions. As indicated in our response to comment #45 to your letter dated May 18, 2007, a rising interest rate environment tends to increase prepayments of adjustable rate loans. During the period from January 2005 to December 2006, the prime rate increased 13 times, going from 5.25% to 8.25%. Since the third quarter of 2006, rates have remained flat, and although rates may increase again, Brooke Credit does not anticipate the multiple rate increases experience during 2005 and 2006 to be a longer term trend. Although history is no guaranty of the future, the following graph illustrates the tremendous increase in interest rates during 2005 and 2006 as viewed in connection with interest rate increases over the last 10 years.

Another general economic condition mentioned in our response to comment #45 to your letter dated May 18, 2007 was the “soft” insurance premium market. When insurance

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premiums are declining, Brooke Credit’s borrowers’ commissions correspondingly decline. This creates an environment where more agency owners choose to sell their agencies, which again, increases prepayments. Various groups monitor the insurance market place and its relative softness. One group that monitors the insurance market cycles shows that the market was “hard” (meaning insurance premiums were up and correspondingly commissions were up as well) then started to soften by the end of 2004 and early 2005. In fact, according to one study, during 2005 the industry experienced one of the biggest drops in premium pricing since the 1980s. Since the end of 2004, insurance premium markets have been characterized as “soft.” The insurance market is cyclical. Brooke Credit believes that this “soft” market will be no different.

Terms of loans. Given the general economic conditions mentioned above (which Brooke Credit’s management believes have increased prepayment rates), Brooke Credit’s management considers the relative lengthy remaining term of its off balance sheet loan portfolio an important factor. It is Brooke Credit management’s belief that if the remaining lives of the loans that are sold off balance sheet are sufficiently long, the likelihood of cyclical factors and conditions not only correcting but swinging the other direction is higher. As illustrated in Table 1, over 85% of Brooke Credit’s off balance sheet portfolio has a remaining term of 8 or more years and approximately 65% has a remaining term of 10 or more years.

Table 1

Remaining term of loans	Period ended March 31, 2007
< 24 months	$33,893,209
>=24 months and <48 months	1,830,594
>=48 months and <72 months	4,705,317
>=72 months and <96 months	17,553,166
>=96 months and <120 months	96,656,588
>=120 months and <144 months	43,375,106
>=144 months and <168 months	116,409,939
>=168 months and <192 months	118,571,070
>=192 months	4,650,000

Total	$437,644,987

Competition. Brooke Credit faces limited competition within its target markets and its management believes these competitors generally offer financing at either a higher interest rate or shorter maturities. Both these factors (higher interest rates and shorter maturity dates) adversely affect cash flows which are important to Brooke Credit’s small business borrowers and which Brooke Credit believes makes its competitors’ products less attractive to its target market. Because of the limited availability of attractive alternatives, Brooke Credit’s management believes the risk associated with long-term increases in prepayments resulting from increased competition in the marketplace to be relatively low.

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Brooke Credit’s management will continue to monitor the portfolio and assumptions closely. In the event the general economic changes that Brooke Credit’s management believes to be cyclical turn out to be longer term trends, then its management will adjust the assumptions used in the calculation of gain on sale of future loan sales.

•

Considering that you believe that over the life of the securitizations the prepayment rate assumption used is appropriate but that the interest-only strip receivables have varying dates of maturities ranging from the third quarter of 2011 to the first quarter 2027, tell us what you refer to as the “life of the securitizations” and how you derived the related prepayment rate over that life.

Response: Please refer to Table 1, above, and the response to the preceding bullet point under Comment #22 for an analysis of the remaining life of the Brooke Credit’s off balance sheet loans and the discussion of Brooke Credit management’s analysis of the prepayment assumption.

•	Tell us the factors you considered in concluding that the 2005 unrealized loss, net of taxes of $371,000 was temporary.

The loss is not considered temporary because it was due to a change in the estimated discount rate used by Brooke Credit rather than a market condition. It was noted as “unrealized” because Brooke Credit took this loss against accumulated other comprehensive income. The Company has revised the disclosure in the indicated section to reflect that the change was taken to other comprehensive income.

Impairment of the interest-only strip receivable is accounted for in the same manner as an available-for-sale security under SFAS 115. Therefore, the interest-only strip receivable is subsequently measured at fair value with changes in fair value recognized in other comprehensive income or earnings, as appropriate. In paragraph 16 of SFAS 115, if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an “other-than-temporary impairment” shall be considered to have occurred. On the other hand, a change of the discount rate does not effect the collection of the amounts due and is therefore classified as unrealized under SFAS 115 and taken through other comprehensive income.

•

Tell us how you calculated and determined the amount recognized as other-than-temporary impairment loss of $329,000 in 2006. Include in your response the factors that were entered into the calculation and whether the resultant amounts were derived on an aggregate or separate pool basis. Also, tell us in more detail why you were not required to “true up” your prepayment rate. In addition, tell us how you considered ETIF 99-20 in connection with impaired retained interest.

Response: Brooke Credit considered EITF 99-20 paragraphs 12(a), 12(b) and 13. Brooke Credit calculated the fair value of the retained interest of each pool separately using the existing portfolio balances (which would have been reduced by actual prepayments) as of December 31, 2006 and compared it with the fair value previously reported in each pool. An impairment was recorded if the revised calculated fair value was less than the previous fair value in any such pool. This impairment effectively is a “true up” of the existing pools and

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has been accounted for in Brooke Credit’s recording of interest from the effected pools. However, Brooke Credit’s management will continue to analyze the fair values to see if additional “true ups” are appropriate and will book impairments if they are appropriate. Brooke Credit will also adjust its assumptions it uses in the calculation of gain on sales in connection with future loan sales. However, as noted in our response to prior comment #45 to your letter dated May 18, 2007, Brooke Credit does not currently see any trends that justify an adjustment to its assumptions.

The impairment recognized at December 31, 2006 was primarily due to an increase in prepayments for the year. An increase in prepayments affects the investor’s collection of amounts due according to the contractual terms of the debt security and is classified as an “other-than-temporary impairment” and was recorded against income.

The following table illustrates how we determined the impairment. Although analysis was conducted on all of our securitized pools, the following table only shows the two pools determined to be impaired so the staff can see the calculation used to determine the impairment.

	Dec. 31, 2006 Balance Sheet Value	Dec. 31, 2006 Valuation	Unrealized Gain (loss)	Unrealized gain (loss) in AOCI at Sept. 30, 2006	Original Value Remove effect of unrealized gain (loss)	Impaired amount = valuation vs. original value

	A	B	C	D	E	F

Pool I	273,610	226,735	(46,875)	(169,015)	442,625	(215,890)

Pool II	797,426	1,006,382	208,956	(321,875)	1,119,301	(112,918)

Total	1,071,036	1,233,117	162,081	(490,890)	1,561,926	(328,808)

Column A is the balance of this pool on as of December 31, 2006 reported on the Balance Sheet for Brooke Credit Corporation.

Column B is the calculated fair value of the pool at December 31, 2006 based on the actual loan balances at December 31, 2006.

Column C is the difference between A & B. This shows the difference between the calculated valuation and the book value at December 31, 2006.

Column D is the amount of temporary gain or loss recorded in the prior three (3) quarters through additional other comprehensive income.

Column E is the last revised amount used to calculate the fair market value (December 31, 2005 balance) which is column A +- D.

Column F is the amount of impairment calculated at December 31, 2006 which is the difference between column E & B. This is the difference between the December 31, 2006 calculated value and the December 31, 2005 calculated value.

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23.	Tell us how you derived 11% and your conclusion as to whether it is reflective of a market participant discount rate, commencing with the fourth quarter of 2005 through the current period. Considering that your loan portfolio consists primarily of adjustable rate accounts, tell us your basis for using a constant discount rate to apply to cash flows in order to determine the fair value of the retained interests.

Response: The discount rate begins with a risk free interest rate and is adjusted for possible market risks that would increase the risk of the investment. The discount rate of 11% is used as a benchmark of what Brooke Credit may expect to receive upon the sale of this asset. Brooke Credit uses a range of a risk free rate of between 3% and 6%, an industry or market risk range of 2% to 3%, a competition risk range of 1% to 3%, and a credit or default risk range of 1% to 3%. Based on these ranges Brooke Credit uses an 11% discount rate which falls within Brooke Credit’s combined ranges. Brooke Credit believes the market has stayed within its ranges and as such Brooke Credit has not made any changes to the discount rate since the 4th quarter of 2005.

Brooke Credit’s loans are adjustable and therefore the yield is more constant than loans with a fixed rate. If Brooke Credit’s loans were primarily fixed rate loans, the market assumption used above would probably be greater to account for the possibility of a decrease in interest income to the pool which would affect the cash flow of the pool and affect the marketability of the retained interest. With variable rate loans and variable rate investors the industry or market risk would remain low because of the matching of rates. With variable rate loans the prepayment or credit risk assumptions are higher because the market may move which can effect prepayments or credit losses.

Brooke Credit compared the interest rate on different US Treasury securities to determine an interest free rate. As noted above Brooke Credit used a range of 3% to 6% for the interest free rate. The coupon interest rate on Treasuries at December 31, 2005 was as follows: 30 day = 4.00%; 90 day = 4.08%; 180 day = 4.37%; and, long term composite approximately 4.60%. The rate for these same treasuries at December 31, 2006 was 4.73%, 5.02%, 5.09% and 4.90%, respectively.

Market risk is the risk associated with this type of asset in the market. The loans in Brooke Credit’s pools have variable interest rates that typically adjust on a daily basis with movements in the New York prime rate. Brooke Credit’s sources of funds also adjust daily. Therefore, there is little market risk that when interest rates move the asset value changes.

Competition risk is the risk associated with competition presented by other finance companies that could offer borrowers capital raising or financing alternatives. Competition from other finance companies could increase the prepayments associated with each pool if borrowers decided to refinance their debt through Brooke Credit’s competition. However, there are few finance companies or financial institutions that compete with Brooke Credit, primarily because of the nature of the collateral offered by Brooke Credit’s borrowers.

Credit risk is the risk associated with the borrowers not being able to pay back the loan. For example, a credit risk could be the risk associated with an increase in interest rates. An increase in interest rates could reduce the amount of cash flow available to Brooke Credit’s

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borrowers and reduce the income available to repay their loans. This risk is reduced because Brooke Credit’s securitized loans are secured by the commission revenue stream and its security interest in the collateral is perfected through a lock box arrangement whereby commissions are paid to Brooke Credit prior to any payments of commissions to the borrower.

The following are the ranges assigned to these risks. Because Brooke Credit is aware of no other public company that securitizes insurance agency loans and therefore, knows of no other public company that has a portfolio with the risks Brooke Credit’s portfolio has, the following ranges of market, competition and credit risks are based upon Brooke Credit’s management’s experience and analysis and not estimates or assumptions used by market participants.

	Range Estimate	Discount Used Average of Range	2005 Analysis	2006 Analysis
Interest free rate	3% - 6%	4.5%	4.25%	4.95%
Market risk	2% - 3%	2.5%	2%	2%
Competition risk	1% - 3%	2.0%	1%	1%
Credit risk	1% - 3%	2.0%	2%	2%
Discount rate	7% -15%	11.00%	9.5%	9.95%

Note: Brooke Credit does not believe interest rates will experience as large of an increase in the future as they did in 2005 and 2006.

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